Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

National Bank Holdings Corporation:

We consent to the incorporation by reference in the Registration Statements No. 333-177971 and 333-184054 on Form S-1 and No. 333-184097 on Form S-8 of National Bank Holdings Corporation and subsidiaries (the Company) of our report dated March 18, 2013, with respect to the consolidated statements of financial condition of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of the Company.

Kansas City, Missouri

March 18, 2013